Exhibit 99.1

NEWS RELEASE

Skylight Health Group Reports Record First Quarter 2021 Financial Results

Revenue Grew 76% Year over Year and 62% Sequentially

TORONTO, ON – May 31, 2021 – Skylight Health Group Inc. (TSXV:SHG; OTCQX: SHGFF) (“Skylight Health” or the “Company”), a multi-state primary care management group in the United States, today announced its financial results for the first quarter ended March 31, 2021.

First Quarter Financial Highlights:

•	Revenue increased 76% to $5.2 million, compared to $2.9 million for the same period last year, and up 62% from $3.2 million in the fourth quarter of 2020.

•	Gross profit margin was 69% for the quarter, compared to 65% for the same period last year, and 68% for the fourth quarter of 2020.

•	Adjusted EBITDA improved 35% with a loss of $1.3 million, compared to a loss of $2.1 million in the fourth quarter of 2020, and a loss of $0.6 million the same period last year.

•	Cash balance of $15.3 million as of March 31, 2021.

“The Skylight Health team delivered an exceptionally strong quarter with revenue up over 76% compared to the same period last year, and 62% compared to the fourth quarter of 2020,” said Prad Sekar, CEO and Co-Founder. “We exited Q1 profitable at the clinical level, and the investments made in the first quarter continue to be reflected in our strong on-going growth. We spent the first quarter putting the right leadership team in place to continue the shift to value based care payment models, which we believe will significantly improve patient economics in the upcoming quarters. This recruitment and alignment of employees is an investment in human capital that we are confident will drive strong shareholder value in return.”

Revenue increased 76% from the same period last year due to additional revenue being contributed by the clinics acquired during the fiscal year ended December 31, 2020, and the quarter ended March 31, 2021.

US clinical operations generated positive net income of $49.5 thousand and Adjusted EBITDA of $0.3 million demonstrating that primary care clinical acquisitions continue to be immediately accretive.

The Company closed on two acquisitions during the quarter, Apex Family Medicine LLC (“Apex”) on January 4, 2021, and River City Medical Associates (“RCMA”) on February 3, 2021. As such, the Company’s second quarter will be the first period that includes a full three months of contribution by RCMA. Further, the subsequent acquisition of Rocky Mountain in the second quarter will contribute to expected revenue growth in Q2 2021. The Company remains committed to a strong growth by acquisition model fueled by a strengthened balance sheet and robust pipeline.

Skylight Health has seen a rise in expenses in three major categories: share-based compensation, professional fees, and marketing activities. Of its $2.7 million net loss, non-cash items represented $1.8 million. These include depreciation and amortization and share-based compensation, connected to the recruitment of key leadership, management and operational hires as part of its employee stock option plan.

Within Adjusted EBITDA loss of $1.3 million, approximately $1.1 million was spent on professional fees and marketing and business development expenses to build a national healthcare brand. The Company’s Adjusted EBITDA is expected to continue to improve with expected acquisitions in the future that bring positive cash flow.

Outlook

NEWS RELEASE

Skylight Health remains focused on growth, both organically, and through acquisition, as it rapidly captures market share within the US healthcare network. The Company continues to prioritize the integration of health technology solutions to help small and independent practices shift from a traditional fee-for-service (FFS) model to value-based care (VBC) through proprietary technology, data analytics and infrastructure. This organic growth through an increase in insurable services represents a predominant portion of revenue and is where the Company expects to see its strongest growth in future periods. The Company expects that by year end, the large majority of investments made at the start of the year will result in both a higher growth of revenue driven organically and by acquisition and will also result in stronger EBITDA recognition. The Company is focused on competing aggressively for market share growth in three areas: acquisition of primary care practice groups, development of its single system of operation and clinical leadership, and conversion from fee-for-service to value-based-care. With the growing demand for accessible and affordable medical services in the US, the Company is well positioned to meet this growing opportunity while creating significant shareholder value.

Operational Highlights for First Quarter 2021

•	Commenced trading on the TSX-V under the symbol “SHG” in January.

•	Acquired 100% of Colorado based primary care services group Apex for total cash transaction of $2.3 million on January 4, 2021. Apex reported unaudited financials of $2.9 million in revenue in 2020.

•	Acquired 100% of Florida-based RCMA with 6 clinic locations on February 3, 2021. River City reported unaudited financials of $6.5 million in revenue in 2020.

•

Appointed Grace Mellis to the Board of Directors, bringing over 28 years of experience with almost a decade as a former Managing Director at JP Morgan Chase. Former CFO and VP of Corporate Finance at Greendot Corporation, a US$3.1 billion market cap NYSE listed company.

•

Appointed Dr. Georges Feghali as Chief Medical Officer, bringing over 30 years of experience as former CMO of TriHealth, which does over $1.7 billion in revenue, and Emirates Hospital Groups, where he participated in doubling the company’s revenue in one year from AED 500 million in 2017 to AED 1.1 billion in 2018.

•

Appointed Andrew Elinesky as Chief Financial Officer, former SVP and CFO at McEwen Mining, a publicly traded company listed on NYSE and TSXV, bringing over 20 years of experience with debt and equity financings and M&A.

•

Named Patrick McNamee as Chairman of the Board, former EVP and COO of Express Scripts (NASDAQ:ESRX), a $120+ billion technology-driven pharmacy benefit management company where he had an average of 27% EPS growth over his 9 year-tenure. Former President and CEO of Health Insurance Innovations (NASDAQ:HIIQ), a turn-around story where he increased share price from $4 to $58 in 23 months. Mr. McNamee succeeds Norton Singhavon who remains involved as an active member of the Board.

Key Subsequent Events of the three months ended March 31, 2021

•

Acquired 100% of the Colorado based Primary Care Clinic Group, Rocky Mountain on April 5, 2021 for total cash consideration of $13.8 million. The clinic group has 7 locations and reported $23.5 million in revenue in 2020.

•	Partnered with ClinEdge to bring clinical research to primary care practices in Massachusetts, adding 50+ years of experience in the Company’s research team.

•

The Company received conditional approval from The Nasdaq Stock Market LLC to list its issued and outstanding common shares under the symbol “SLHG” with an anticipated listing during the week of June 7, 2021.

•

Closed a bought deal offering with a syndicate of underwriters led by Raymond James Ltd. as sole book runner, Stifel GMP as co-lead, and a syndicate of underwriters including Beacon Securities Limited, Echelon Wealth Partners Inc, and Bloom Burton Securities Inc with full

NEWS RELEASE

exercise of the Underwriters’ 15% over-allotment option, 9,857,800 common shares of the Company at a price of $1.40 per common share for gross proceeds of $13,800,920.

•	The Board of Directors approved a share consolidation on a 5:1 basis, in order to meet Nasdaq listing requirements, which took effect on May 28, 2021.

Q1 2021 Financial Highlights

	Three Months Ended March 31		Three Months Ended December 31
	2021	2020	2020
Revenue	5,173,662	2,932,026	3,198,600
Cost of sales	1,619,772	1,030,331	1,029,328
Gross profit	3,553,890	1,901,695	2,169,272
Total operating expenses	6,223,997	3,046,820	7,997,231
Operating loss	(2,670,107)	(1,145,125)	(5,827,959)
Adjusted EBITDA*	(1,330,635)	(603,134)	(2,138,319)

*Adjusted EBITDA is defined as earnings before interest, tax, depreciation, and amortization, adjusted by significant nonrecurring, nonoperational expenses and partially offset by the cash impact of certain accounting treatments during the period. Please see the Company’s Management Discussion & Analysis for a detailed reconciliation to operating loss.

Conference Call

The Company will host a conference call at 9:00am EST on the morning of June 1, 2021 to discuss the financial results. If you would like to participate in the call, details can be found here or you can dial in to 1-800-319-4610. Please dial in approximately 10 minutes prior to the start of the call. An audio replay of the conference call will be available on www.skylighthealthgroup.com within 24 hours after the live call has ended.

About Skylight Health Group Inc.

Skylight Health Group (TSXV:SHG; OTCQX:SHGFF) is a healthcare services and technology company, working to positively impact patient health outcomes. The Company operates a US multi-state primary care health network comprised of physical practices providing a range of services from primary care, sub-specialty, allied health, and laboratory/diagnostic testing. The Company is focused on helping small and independent practices shift from a traditional fee-for-service (FFS) model to value-based care (VBC) through tools including proprietary technology, data analytics and infrastructure. In a FFS model, payors (commercial and government insurers) reimburse on an encounter-based approach. This puts a focus on volume of patients per day. In a VBC model, payors reimburse typically on a capitation (fixed fee per member per month) basis. This places an emphasis on quality over volume. VBC will lead to improved patient outcomes, reduced cost of delivery and drive stronger financial performance from existing practices.

For more information, please visit www.skylighthealthgroup.com or contact:

Investor Relations:

NEWS RELEASE

Jackie Kelly

investors@skylighthealthgroup.com

416-301-2949

John Evans

John.evans@skylighthealthgroup.com

415-309-0230

Currency Usage, Cautionary and Forward-Looking Statements

All currency contained in this Press Release represent Canadian Dollars unless otherwise stated.

Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in Skylight Health’s filings with Canadian and United States securities regulators. When used in this news release, words such as “will, could, plan, estimate, expect, intend, may, potential, believe, should,” and similar expressions, are forward-looking statements.

Although Skylight Health has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in the forward-looking statements, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended, including, but not limited to: the ability of Skylight Health to execute on its business strategy, continued revenue growth in accordance with management’s expectations, operating expenses continuing in accordance with management expectations, dependence on obtaining regulatory approvals; Skylight Health being able to find, complete and effectively integrate target acquisitions; change in laws relating to health care regulation; reliance on management; requirements for additional financing; competition; hindering market growth or other factors that may not currently be known by the Company.

There can be no assurance that such information will prove to be accurate or that management’s expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the results or events predicted in these forward-looking statements may differ materially from actual results or events.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release are made as of the date of this release. Skylight Health disclaims any intention or obligation to update or revise such information, except as required by applicable law, and Skylight Health does not assume any liability for disclosure relating to any other company mentioned herein.

Non-GAAP Financial Measures

This Press Release contains references to EBITDA and Adjusted EBITDA. These financial measures are not measures that have any standardized meaning prescribed by IFRS and are therefore referred to as non-GAAP measures. The non-GAAP measures used by the corporation may not be comparable to similar measures used by other companies. EBITDA is defined as “income (loss) before interest expenses, taxes, expenses related to listing on the Canadian Securities Exchange, depreciation, foreign exchange and financial expenses.

Adjusted EBITDA excludes the effect of share-based compensation expenses and related payroll taxes as well as removes substantial one-time costs for unusual business activities. Additional discussion on this can be found in the Skylight Health Management Discussion and Analysis filed on SEDAR.

NEWS RELEASE

The Company uses these non-GAAP measures because they provide additional information on the performance of its commercial operations. Such tools are frequently used in the business world to analyze and compare the performance of businesses; however, the Company’s definition of these metrics may differ from those of other businesses. Skylight Health will, at times, use certain non-GAAP financial measures to provide readers with additional information in order to assist investors in understanding our financial and operating performance. Skylight Health believes that these non-GAAP measures provide readers with useful information about the Company’s operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making.

Such non-GAAP financial measures should be considered as a supplement to, and not as a substitute for, the corresponding measures calculated in accordance with IFRS. See the Company’s audited Financial Statements for a reconciliation of the non-GAAP measures.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.